Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2013 and 2012
(Expressed in thousands of United States dollars)

	Notes	2013	2012
Assets
Current
Cash and cash equivalents	8	$27,077	$38,613
Accounts receivable	9	30,197	28,849
Other financial assets	10	153	595
Inventory	11	36,584	16,894
Prepaid expenses	12	1,389	1,324
IGV receivable	13	23,996	60,286
Total Current Assets		119,396	146,561

Restricted cash	14	4,027	2,175
Plant and equipment, net	15	131,394	116,511
Mineral properties and development costs, net	16	99,301	80,539
Deferred tax asset	18	4,498	7,695
Total Assets		$358,616	$353,481

Liabilities
Current
Accounts payable and accrued liabilities	17	$55,826	$43,738
Taxes payable	18	3,200	42,675
Deferred revenue	19	8,040	3,446
Derivative liability	19	734	1,102
Short term debt	20	3,446	-
Total Current Liabilities		71,246	90,961

Accounts payable and accrued liabilities	17	3,001	2,331
Long term debt	20	-	3,258
Asset retirement obligation	22	22,728	16,921
Deferred revenue	19	-	11,486
Derivative liability	19	-	942
Total Liabilities		96,975	125,899

Equity
Share capital	23	141,115	139,570
Share option and warrant reserve	23	11,998	10,242
Translation reserve		4,522	4,522
Retained earnings		104,006	73,248
Total Equity		261,641	227,582
Total Liabilities and Equity		$358,616	$353,481

Subsequent events (Note 33)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“Ram Ramachandran”	Ram Ramachandran	“Anthony Hawkshaw”	Anthony Hawkshaw

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share amounts)

	Notes	2013	2012
Sales	25	$285,122	$316,505
Cost of sales	26	(140,195)	(118,911)
Amortization		(35,759)	(21,573)
Gross profit		109,168	176,021

General and administrative expenses	27	(6,968)	(12,174)
Exploration and evaluation expenses	28	(9,219)	(10,540)
Operating earnings		92,981	153,307

Unrealized gain on derivative liability	19	1,310	2,515
Loss on settlement of Prepayment	19	(5,427)	-
Accretion of asset retirement obligation	22	(1,547)	(1,648)
Captive insurance expenses		(187)	(222)
Foreign exchange (loss) gain		(1,690)	137
Impairment of exploration property	15	(7,261)	-
Other gain		487	420
Income before income taxes		78,666	154,509

Provision for current income taxes	18	(44,711)	(59,836)
Provision for deferred income taxes	18	(3,197)	5,745
Net income and comprehensive income		$30,758	$100,418

Basic earnings per share	24	$0.17	$0.58
Diluted earnings per share	24	$0.17	$0.57

Weighted average number of shares outstanding
Basic		176,307,763	173,004,808
Diluted		177,942,524	176,883,797

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars)

	Notes	2013	2012
Operating activities
Net income		$30,758	$100,418
Reclamation expenditures	22	(918)	(423)
Items not affecting cash:
Amortization		35,793	21,682
Deferred revenue	19	(2,262)	(14,578)
Share-based compensation		2,313	4,672
Unrealized gain on derivative liability	19	(1,310)	(2,515)
Loss on settlement of prepayment agreement	19	5,427	-
Unrealized loss on other financial assets	10	641	168
Impairment of exploration property	15	7,261	-
Accretion expense	22	1,547	1,648
Deferred income taxes		3,197	(5,745)
Other		20	12
Changes in non-cash operating working capital	8	(5,105)	(7,701)
Net cash provided by operating activities		77,362	97,638

Financing activities
Proceeds from exercise of options and warrants	23	988	7,183
Partial settlement of prepayment agreement	19	(10,057)	-
Changes in non-cash working capital items	8	188	258
Net cash (used in) provided by financing activities		(8,881)	7,441

Investing activities
Restricted cash	14	(1,852)	(2,175)
Mineral property expenditures	16	(18,449)	(22,472)
Purchase of plant and equipment	15	(55,865)	(69,100)
Proceeds on sale of equipment		16	119
Investment in Duran Ventures		-	(763)
Investment in Santa Barbara Resources	10	(199)	-
Changes in non-cash working capital items	8	(3,668)	2,018
Net cash used in investing activities		(80,017)	(92,373)

Increase (decrease) in cash and cash equivalents		(11,536)	12,706
Cash and cash equivalents, beginning of period		38,613	25,907
Cash and cash equivalents, end of period		$27,077	$38,613

See accompanying notes to the consolidated financial statements

Taxes payable (Note 18)
Supplemental cash flow disclosures (Note 8)

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars)

		Share Capital		Share Option	Translation Reserve	Retained
				and Warrant		Earnings	Total
	Note	Shares	Amount	Reserve		(Deficit)
Balance, December 31, 2011		169,746,352	$127,537	$10,420	$4,522	$(27,170)	$115,309
Issued on conversion of warrants	23	2,720,610	4,563	(1,669)	-	-	2,894
Issued on exercise of options	23	3,070,000	7,470	(3,181)	-	-	4,289
Share-based compensation	23	-	-	4,672	-	-	4,672
Net income		-	-	-	-	100,418	100,418
Balance, December 31, 2012		175,536,962	$139,570	$10,242	$4,522	$73,248	$227,582

Issued on conversion of warrants	23	336,720	1,118	(418)	-	-	700
Issued on exercise of options	23	894,000	427	(139)	-	-	288
Share-based compensation	23	-	-	2,313	-	-	2,313
Net income		-	-	-	-	30,758	30,758
Balance, December 31, 2013		176,767,682	$141,115	$11,998	$4,522	$104,006	$261,641

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 -250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. The Company’s wholly-owned subsidiary La Arena S.A. (“La Arena”) owns the La Arena mineral project in Peru. The La Arena mineral project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”), and several exploration prospects. Phase I is in production and a feasibility study on the economic viability of developing Phase II is underway.

2.	BASIS OF PREPARATION

The policies applied in the consolidated financial statements are presented in Note 5 and are based on IFRS, as issued by the International Accounting Standards Board (“IASB”) and outstanding as at December 31, 2013. These consolidated financial statements are presented in United States dollars (“USD”).

The Board of Directors approved these consolidated financial statements on March 27, 2014.

3.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Judgments, estimates and assumptions about the recognition and measurement of assets, including mineral properties, liabilities, income and expenses are made during the preparation of financial statements. Actual financial results may not equal estimated results due to differences between anticipated events and actual events. Critical judgments made in the process of applying the Company’s accounting policies, apart from those involving estimation (Note 4), that have the most significant affect on the amounts recognized in the Company’s consolidated financial statements are:

a.	Mineral reserves

The Company estimates its proven and probable mineral reserves on the basis of information compiled by appropriately qualified persons. The estimation of future cash flows expected to result from exploiting reserves includes assumptions about future foreign exchange rates, commodity prices, capital requirements, metal recovery and production costs. Changes in proven and probable mineral reserves estimates will impact the carrying value of mineral properties, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and amortization expense.

b.	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each material entity is the US dollar. Determination of functional currency requires judgement to determine the primary economic environment. The Company reconsiders the functional currency of its entities in light of new events or change in circumstances.

c.	Own Use Contracts

A commodity contract within the scope of IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) that is also a derivative is accounted for at fair value through profit and loss (FVTPL).

Contracts, such as the Gold Prepayment Agreement (Note 19), that may be net cash settled under the contract; or when the non-financial item is readily convertible into cash are outside the scope of IAS 39 if they were entered

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

into and continue to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the entity's expected purchase, sale or usage requirements and are not written option contracts. Contracts that are exempt from IAS 39 on these grounds are commonly referred to as "own use contracts" and are accounted for as executory contracts.

The Gold Prepayment Agreement (Prepayment) will be settled by delivering gold ounces in accordance with the Company’s normal sale and usage requirement; therefore, the Prepayment qualifies as an own use contract under which revenue is recognized as the notional ounces are delivered.

4.	SOURCES OF ESTIMATION UNCERTAINTY

Estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period are based on management’s experience and expectations of future events. Such estimates and assumptions are continually evaluated and management believes such estimates and assumptions are reasonable under the circumstances. Actual results could differ from estimated amounts by a material amount.

Matters that require management to make estimates and assumptions include, but are not limited to, the following:

a.	Cost of sales and mineral inventory

In determining cost of sales management estimates the quantity of ore stacked on leach pads and metal content in process and the recoverable gold in this material to determine the average cost of goods sold during the period. Changes in these estimates can result in a change in costs of sales of future periods and the carrying amount of inventories.

Minerals inventory consists of mined ore, work-in-process and doré valued at the lower of average production cost or net realizable value. Doré represents a bar containing predominantly gold by value which must be refined offsite to return gold or silver in readily saleable form. Net realizable value is the estimated receipt from sale of inventory in the normal course of business, less anticipated costs to be incurred prior to sale. The production cost of mineral inventories is determined on a weighted average basis and includes cost of raw materials, direct labour, contract mining charges, overhead and amortization.

Costs are removed from mineral inventory as ounces of doré are produced at the average cost per recoverable ounce of gold. Estimates of recoverable gold are calculated from measured quantities of ore placed on the leach pad, the grade of ore placed on the leach pad (based on assay analysis), testing of leach solutions and a recovery percentage (based on testing of solution and ongoing monitoring of the rate of gold recovery).

b.	Asset retirement obligation

Changes to the provision for reclamation and remediation are recorded with a corresponding change to the carrying value of the related asset. If this increase in the asset results in the asset exceeding its recoverable amount, the excess is charged to expense.

The provision for reclamation and remediation is assessed on an annual basis or when new information or circumstances merit a re-assessment. Estimates and assumptions are made in determining the provision for reclamation and remediation, including estimates of the extent and costs of the activities, technological changes, regulatory changes, foreign exchange rates, inflation rates and discount rates. The provision for asset retirement obligations represents management’s best estimate of the present value of the future reclamation and remediation obligation. Actual expenditures may differ from the recorded amount.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

c.	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, the timing of reversals of temporary differences and the likelihood that tax positions taken will be accepted by tax authorities. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws. Where applicable, tax laws and regulations are unclear or subject to varying interpretations. It is possible that such changes to recorded tax amounts may be material. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

d.	Derivative liability

An option pricing model based on historic US dollar gold price volatility is used to estimate the fair value of the Company’s Gold Purchase Agreement described in Note 19. Differences in assumed volatility and actual volatility may significantly affect the fair value estimate.

e.	Impairment of long-lived assets

Whenever there is a change in circumstances (such as, a substantive decrease in metal prices, an increase in operating costs, a decrease in mineable resources or a change in foreign taxes or exchange rates), reviews are undertaken to evaluate the carrying value of mineral properties and plant and equipment considering, among other factors: the carrying value of each type of asset; the economic feasibility of continued operations; the use, value or condition of assets when not in operation; and changes in circumstances that affect decisions to reinstall or dispose of assets. For assets in the development stage reviews are undertaken to evaluate the carrying value of mineral properties on an annual basis or when circumstances require.

Future cash flows used to assess whether carrying values are recoverable are estimated based on expected future production, commodity prices, foreign exchange rates, discount rates, operating costs, reclamation costs and capital costs. Management’s estimate of future cash flows is subject to risks and uncertainties, and it is possible that changes in circumstances or unanticipated events may occur that affect management’s estimate of the recoverability of assets. To the extent that the carrying amount of assets exceeds the recoverable amount, the excess is charged to expense.

Impairment of an asset exists if the expected recoverable amount from the use or disposal of the asset is less than its carrying amount. The determination of recoverable amount is based on fair value estimations.

Fair value is determined with reference to estimates of future discounted cash flow or to recent transactions involving dispositions of similar assets. Management believes that the estimates applied in impairment assessment are reasonable; however, such estimates are subject to significant uncertainties. Although management has made its best estimate of these factors based on current and expected conditions, it is possible that the underlying assumptions could change and impairment charges may be required. Such charges could be material.

5.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared using the following significant accounting policies:

a.	Foreign currencies

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is also the functional currency of the parent company and each subsidiary.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Foreign currency transactions and balances

Transactions in foreign currencies are translated into the functional currency using exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at a reporting date are translated into the functional currency at the exchange rate at that date. An exchange gain or loss arising on translation or settlement of a foreign currency-denominated monetary item is included in profit or loss.

Non-monetary items are not translated at year-end exchange rates. They are measured at historical cost (using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value is determined.

b.	Basis of measurement

These consolidated financial statements have been prepared on the accrual basis of historical cost accounting except for derivative assets and liabilities, which are carried at fair value.

c.	Basis of consolidation

Subsidiaries are entities over which the Company directs the financial and operating policies of the entity and expects to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Name	Location	Percentage ownership by Company
		December 31, 2013	December 31, 2012
Rio Alto S.A.C.	Peru	100%	100%
Mexican Silver Mines (Guernsey) Limited	Guernsey	100%	100%
La Arena S.A. (“La Arena”)	Peru	100%	100%
Empresa de Energia Yamobamba SAC	Peru	100%	100%
Rio Alto Insurance Ltd.	Barbados	100%	100%

All inter-company transactions and balances are eliminated on consolidation.

d.	Revenue recognition

Revenue is recognized when:

  The significant risks and rewards of ownership have been transferred;

  Neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

  The amount of revenue can be measured reliably;

  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of consideration received or receivable. Revenue related to ounces of gold delivered under both the Gold Prepayment Agreement and Purchase Agreement (Note 19) is measured based on the contractual terms of those agreements.

Revenue from the Gold Prepayment Agreement and Purchase Agreement is recognized upon delivery of ounces (Note 19).

Proceeds from the sale of metals produced prior to commercial production are credited to costs deferred during development.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

e.	Earnings per share

Basic earnings per common share is calculated by dividing the earnings for the period by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding for the dilutive effect of options and warrants. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities when such conversion would have a dilutive effect on earnings. It is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant reporting period with such hypothetically purchased shares causing a corresponding reduction in the number of shares used in the computation of diluted earnings per share.

f.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term money market instruments that are readily convertible to known amounts of cash within ninety days of original purchase.

g.	Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization and impairment losses, if any. Plant and equipment are amortized over the lesser of their estimated useful lives or the life of the related ore body. Repair and maintenance costs that do not enhance the service potential of an asset are expensed as incurred. Costs incurred to enhance the service potential of an asset are capitalized and amortized over the remaining useful life of the improved asset. When assets are retired or sold, the resulting gain or loss is reflected in earnings.

Amortization is recorded on the following basis:

Heap leach pad and pond	Units of production (“UOP”)
Mobile and field equipment	25% per annum
Plant and equipment	UOP
Other mine assets	10% - 20% per annum
Other assets	10% - 25% per annum
Leasehold improvements (included in other assets)	Term of lease

Assets that will only be utilized at a certain phase of the mine (heap leach pad and pond, plant and equipment specific to certain phases of a mine) are amortized over UOP based on proven and probable reserves. Assets that can be used at more than one phase of the mine are amortized over their useful lives.

Amortization incurred prior to commercial production is capitalized as part of mineral properties and development costs.

h.	Consumable inventory

Consumable supplies and spare parts to be used in production are valued at the lower of weighted average cost or net realizable value. Replacement cost of supplies is generally used as the best estimate of net realizable value.

Any write-down of inventory is recognized as an expense in the period the write-down occurs.

i.	Exploration and evaluation expenditures

Acquisition costs for exploration and evaluation stage properties are deferred if a future economic benefit is more likely than not to be realized.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Upon demonstrating technical feasibility and commercial viability, capitalized exploration and evaluation costs are transferred to development costs within mineral properties. Technical feasibility and commercial viability generally coincides with the establishment of mineral reserves; however, this determination may be affected by management’s assessment of other factors including legal, environmental, social and governmental factors.

Prospecting and initial exploration costs to define and delineate a mineral deposit that has no demonstrable reserves are expensed.

The carrying values of capitalized amounts are reviewed annually, or when there are indications of potential impairment.

j.	Mineral properties and development costs

Mineral properties are carried at cost less accumulated depletion and include:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisition transactions, including earn-in agreements;
(ii)	Expenditures incurred to develop mining properties;
(iii)	Economically recoverable exploration and evaluation expenditures;
(iv)	Borrowing costs incurred that are attributable to qualifying mining properties;
(v)	Certain costs incurred during production, net of proceeds from sales, prior to reaching commercial production; and
(vi)	Estimates of reclamation and closure costs.

The recorded amount of capitalized costs may not reflect recoverable value, which is dependent on development programs, the nature of the mineral deposit, commodity prices, development and operating costs and the Company’s ability to bring projects into production.

Once a property reaches commercial production capital costs are amortized on UOP over the expected life of the property’s proven and probable reserves and costs of any additional work on that property are expensed as incurred, except for development programs that extend the life or enhance the value of a property, which are capitalized and depleted over the remaining life of the ore body.

A mineral property is derecognized upon disposal or considered to be impaired when no or limited future economic benefits are expected to arise from continued use of the asset. Any gain or loss on derecognition or impairment of an asset, determined as the difference between the proceeds received or expected to be received and the carrying amount of the asset, are recognized in the determination of profit or loss.

k.	Asset retirement obligations

Asset retirement obligations encompass legal, statutory, contractual or constructive obligations associated with the retirement of a long-lived tangible asset that result from the acquisition, construction, development or normal operation of a long-lived asset. The retirement of a long-lived asset results from an other-than-temporary removal from service, including sale of the asset, abandonment or disposal in some other manner such as depletion of reserves.

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration, development and mine sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability and by an accretion expense in profit or loss. Changes resulting from revisions to the timing of restoration spending or the amount of the original estimate of undiscounted asset retirement obligation cash flows are

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

recognized as an increase or decrease in the carrying amount of the asset retirement obligation resulting in a corresponding increase or decrease in the carrying value of the related asset.

l.	Stripping costs

The Company accounts for stripping costs in accordance with IFRIC 20 – Stripping Costs in the Production Phase of Surface Mine (“IFRIC 20”), which applies to the costs incurred to remove mine waste materials to gain access to mineral ore deposits during production. Stripping costs incurred during the development of a mine are capitalized within mineral properties. Stripping costs incurred subsequent to commencement of commercial production are variable production costs that are included in the cost of inventory produced during the period in which they are incurred, unless the stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping cost would be deferred. Future benefits arise when stripping activity increases the future output of the mine by providing access to an extension of an ore body or to a new ore body. Capitalized stripping costs are depleted based on the UOP method using proven and probable mineral reserves as the depletion base. The Company has no capitalized stripping costs.

m.	Impairment of non-financial assets

For the purposes of assessing impairment, the recoverable amount of an asset is estimated. If it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. Recoverable amounts are either value-in-use or fair value less cost of disposal. To determine an asset’s value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. Future cash flows used in the determination of value in use are estimated based on expected future production commodity prices, operating costs, reclamation costs and capital costs. Fair value less cost of disposal is determined with reference to estimates of discounted future cash flows or to recent transactions involving dispositions of similar assets.

An impairment loss for a cash-generating unit is allocated on a pro rata basis to the assets in the cash-generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist or may have decreased. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount. Where an impairment loss subsequently reverses, the carrying amount of the impaired asset or cash generating unit is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit in prior periods.

n.	Provisions

Liabilities are recognized when the Company has an obligation, either legal or constructive, as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation. Provided that a reliable estimate can be made of the amount of the obligation, a provision for a liability of uncertain timing is recorded.

Provisions are measured at the present value of the outflow of resources expected to be required to settle the obligation using a pre-tax rate that reflects the time value of money and the risk specific to the obligation. Any increase in a provision due to the passage of time is recognized as a financing expense. Any increase in a provision due to a change in estimate is expensed.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

o.	Income taxes

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes, except where they relate to items that are recognized in other comprehensive income or directly within equity, in which case the related current and deferred tax is recognized in other comprehensive income or equity.

Current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period and is payable on taxable profit which differs from profit or loss in the financial statements. Current income tax liabilities or assets are obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods that are unsettled at the reporting date.

Deferred taxes are calculated by applying the liability method to temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated at tax rates expected to apply during the anticipated periods of realization, provided that such rates are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized to reduce future taxable income. Deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future. Deferred tax assets and liabilities are offset when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Royalties and revenue-based taxes are accounted for as an income tax when they have the characteristics of an income tax. This is considered to be the case when such taxes are imposed under government authority and the amount payable is based on income - rather than being determined on the basis of production or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided for on the same basis as described for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current changes and included in cost of sales.

p.	Share-based payments

The Company accounts for share-based payments using a fair value based method (Black-Scholes Option Pricing Model) with respect to all share-based payments. For directors and employees, the fair value of options is measured at the date of grant. Share-based payments to non-employees, whereby the Company receives goods or services as consideration for its equity instruments are, when determinable, recorded at the fair value of the goods or services received. If the fair value of the goods and services received are not determinable, then the fair value of the share based payment is used and is measured on the date services are received.

The fair value of options granted as share-based payments is charged to profit or loss over the vesting period with a corresponding credit to share option reserve within shareholders’ equity. For directors and employees the charge is recognized over the option vesting period based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. No adjustment is made to expenses recognized in prior periods when options vested. For non-employees the charge is recognized over the related service period. When stock options are exercised the corresponding amount credited to the share option reserve is transferred to share capital.

In the event stock options are forfeited prior to vesting the amount related to such options that was recognized in prior periods is reversed. The fair value of any vested and expired stock options remains in the share option reserve.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

q.	Derivative instruments

Derivative instruments, including derivative instruments embedded in other contracts and instruments designated for hedging activities, are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company has not used derivative instruments to hedge exposures to cash flow or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as a gain or loss in the profit or loss.

r.	Non-derivative financial instruments

The Company classifies financial assets as fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments or as loans and receivable. The Company classifies financial liabilities as either at fair value through profit or loss or at amortized cost using the effective interest method. Financial assets and financial liabilities are recognized initially at fair value. Transaction costs, other than those related to financial instruments classified as financial assets and liabilities at fair value through profit or loss, are added to the fair value of the financial asset and financial liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities classified as fair value through profit or loss are re-measured at fair value at the end of each reporting period, with gains or losses recognized in profit and loss.

Financial assets classified as available for sale are re-measured at fair value at the end of each reporting period with gains or losses recognized in other comprehensive income until assets are derecognized or become impaired.

Financial assets classified as loans and receivables and held-to-maturity investments and financial liabilities that are not classified as fair value through profit or loss are subsequently measured at amortized cost using the effective interest method.

The Company assesses, at the end of each reporting period, whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reasonably estimated.

6.	CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

a.	Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”) is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 describes how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.	Stripping Costs in the Production Phase of a Mine

IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The application of IFRIC 20 did not result in an adjustment to the Company’s consolidated financial statements.

c.	Presentation of Financial Statements

The amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) are effective for annual periods beginning on or after July 1, 2012 and require companies preparing financial statements in accordance with IFRS to group together items presented in within other comprehensive income (“OCI”) on the basis of whether they may be reclassified to the profit or loss section of the Consolidated Statement of Net Income subsequent to the initial recognition. For those items presented before tax, the amendment to IAS 1 also requires that the tax related to the two separate groups be presented separately. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The Company applied the amendments to IAS 1 and they had no impact on the Company’s consolidated financial statements.

d.	Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure or rights to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”), which establishes the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

Concurrently with the issuance of each of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

The application of IFRS 10 and 12 did not result in an adjustment to the Company’s consolidated financial statements.

e.	Joint Arrangements

IFRS 11, Joint Arrangements (“IFRS 11”), supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venture recognizes its investment in a joint arrangement using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company adopted IFRS 11 on a retrospective basis. There was no impact on the Company’s financial statements in the prior period.

f.	Employee Benefits

Amendments to IAS 19 - Employee Benefits (“IAS 19”) introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company adopted IAS 19 on a retrospective basis. There was no impact on the Company’s financial statements in the prior period.

7.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

a.	Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity for the classification and measurement of financial instruments. The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

b.	Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final interpretation is expected to have on its consolidated financial statements.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	December 31, 2013	December 31, 2012
United States dollars	$23,705	$21,365
Canadian dollars (i)	248	2,235
Peruvian Nuevo Sol (ii)	3,124	15,013
	$27,077	$38,613

i.	Canadian dollars of $264 was converted at a Canadian to US dollar exchange rate of 0.9402 (December 31, 2012 - $2,224 at 1.0051).
ii.	Peruvian Nuevo Sol of 8,732 was converted at a sol to US dollar exchange rate of 0.3578 (December 31, 2012 - $38,268 at 0.3923).

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.	Changes in non-cash operating working capital include the following:

	December 31, 2013	December 31, 2012
Operating:
Increase in accounts receivable	$(1,348)	$(27,691)
Increase in inventory	(16,933)	(3,389)
Increase in prepaid expenses	(76)	(20)
Decrease (increase) in IGV	49,227	(18,286)
Increase in accounts payable	3,500	-
(Decrease) increase in taxes payable	(39,475)	41,685
	$(5,105)	$(7,701)
Financing:
Accrued interest charges on debt	188	258
	$188	$258
Investing:
Increase (decrease) in prepaid expense	11	(205)
Increase in IGV	(12,937)	(16,365)
Increase in accounts payable and accrued liabilities	9,258	18,588
	$(3,668)	$2,018
	$(8,585)	$(5,425)

c.	Non-cash transactions included in the statements of cash flow were:

	i.	Included in inventory on December 31, 2013 was non-cash amortization of $2,757 (December 31, 2012 - $502).
	ii.	Non-cash additions to mineral properties of $5,178 (Note 16) for the period ended December 31, 2013 (December 31, 2012 – nil).

Refer to Note 18 for tax payments made during the years ended December 31, 2013 and 2012.

9.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Trade receivables	$29,571	$22,938
Value-added tax receivable	10	53
Peru capital tax receivable	340	1,257
Other receivables	276	4,271
Receivables from related party	-	330
	$30,197	$28,849

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

10.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Santa Barbara Resources Inc. (“Santa Barbara”) and Duran Ventures Inc. (“Duran”). These investments may be sold in the near term and are accounted for at fair value. Any fair value adjustments are reflected in income.

	Santa Barbara
	Shares (a)	Duran Shares (b)	Duran Warrants (b)	Total
Acquisition, September 28, 2012	$-	$713	$50	$763
Change in value during the period	-	(235)	67	(168)
December 31, 2012	$-	$478	$117	$595
Acquisition, February 5, 2013	199	-	-	199
Change in value during the period	(140)	(385)	(116)	(641)
December 31, 2013	$59	$93	$1	$153

a.	Santa Barbara

In February 2013, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CDN$0.08 per share, for total consideration of CDN$200.

b.	Duran

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”).

A whole Series A Warrant may be converted into one common share upon payment of $0.25 Canadian dollars (“CDN”) at any time until the date that is the earlier of (i) March 28, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CDN$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs after September 28, 2013. Series A Warrants were not exercised subsequent to year end. Prior to year end, the expiration date of the warrants was changed to December 31, 2014. See Note 33.

A whole Series B Warrant may be converted into one common share upon payment of CDN$0.35 at any time until the date that is the earlier of (i) March 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above CDN$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs after September 28, 2014.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65% interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in option for the Minasnioc and Ichuña properties, Rio Alto must convert 100% of the warrants included in the Duran Units.

Under the terms of the agreement all time periods set for specific performance by Rio Alto are extendable. Also under the agreement, Rio Alto has the option to acquire a 51% interest in Minasnioc within a three (3) year period by performing the work required to define a sufficient mineral resource to justify an economic assessment, and making a payment to Duran of $500. Rio Alto may earn an additional 19% interest in Minasnioc within the subsequent two (2) year period by preparing a feasibility study supporting a production decision and obtaining permits from the applicable Peruvian authorities for a production decision and by making a payment to Duran of $500.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Under the terms of the agreement, Rio Alto has the option to earn a 65% interest in Ichuña by incurring a total of $8,000 in exploration costs within a four (4) year period, which shall include a drill program of 8,000 metres and by making a payment to Duran of $500. To date, $2,316 has been incurred.

11.	INVENTORY

Inventory consists of the following:

	December 31, 2013	December 31, 2012
Work-in-progress	$6,297	$7,981
Ore on leach pad	15,484	1,017
Ore in stockpile	6,048	-
Total mineral inventory	27,829	8,998
Consumable inventory	8,755	7,896
	$36,584	$16,894

The change in inventory recognized in income in the year ended December 31, 2013 is $18,831 (2012 – $4,085).

12.	PREPAID EXPENSES

Prepaid expenses consist of:

	December 31, 2013	December 31, 2012
Prepayment for construction and other development services at La Arena	$1,078	$1,130
Prepayment of insurance premiums	311	194
	$1,389	$1,324

13.	IGV RECEIVABLE

Under Peruvian tax law, the Impuesto General a las Ventas (“IGV”) is imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid.

14.	RESTRICTED CASH

Restricted cash consists of funds on deposit amounting to $4,002 (December 31, 2012 - $2,175) to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee for mine closure obligations (Note 22), as well as $25 in the form of credit card collateral. The amount consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

15.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap leach	Land and	Mobile and
	Construction-	pad and	lease	field	Plant and	Other mine	Other
	in-Process	ponds	permits	equipment	equipment	assets	assets	Total
Costs
December 31, 2011	$20,283	$29,899	$3,965	$2,690	$7,987	$2,559	$612	$67,995
Additions and reclassifications	(12,993)	42,840	15,218	2,073	13,212	9,167	364	69,881
December 31, 2012	$7,290	$72,739	$19,183	$4,763	$21,199	$11,726	$976	$137,876
Additions and reclassifications	(361)	40,859	580	983	5,782	7,426	580	55,849

Disposals/write-downs	-	-	(7,261)	-	-	-	-	(7,261)
December 31, 2013	$6,929	$113,598	$12,502	$5,746	$26,981	$19,152	$1,556	$186,464

Accumulated amortization
December 31, 2011	$-	$(4,288)	$-	$(159)	$(1,198)	$(155)	$(113)	$(5,913)
Amortization	-	(9,965)	-	(283)	(4,691)	(370)	(143)	(15,452)
December 31, 2012	$-	$(14,253)	$-	$(442)	$(5,889)	$(525)	$(256)	$(21,365)
Amortization	-	(25,674)	-	(505)	(6,253)	(1,146)	(127)	(33,705)
December 31, 2013	$-	$(39,927)	$-	$(947)	$(12,142)	$(1,671)	$(383)	$(55,070)

Net book value
December 31, 2011	$20,283	$25,611	$3,965	$2,531	$6,789	$2,404	$499	$62,082
December 31, 2012	$7,290	$58,486	$19,183	$4,321	$15,310	$11,201	$720	$116,511
December 31, 2013	$6,929	$73,671	$12,502	$4,799	$14,839	$17,481	$1,173	$131,394

Other mine assets consist of the camp office and accommodation. Other assets consist of office equipment and leasehold improvements.

The Company determined the carrying value of surface rights relating to an exploration project carried at $7,261 was impaired. The Company determined that the property is not viable as the gold mineralization at the property does not justify the cost of development.

16.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide project (“Phase II”). The Company is mining the gold oxide deposit.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Mineral property expenditures are:

	Phase I			Phase II
		Accumulated
	Cost	amortization	Net	Cost	Total
December 31, 2011	$16,948	$(1,047)	$15,901	$47,895	$63,796
Development costs	-	-	-	22,472	22,472
Amortization	-	(5,729)	(5,729)	-	(5,729)
December 31, 2012	$16,948	$(6,776)	$10,172	$70,367	$80,539
Development costs	-	-	-	18,449	18,449
Asset retirement obligation (Note 22)	5,178	-	5,178	-	5,178
Amortization	-	(4,865)	(4,865)	-	(4,865)
December 31, 2013	$22,126	$(11,641)	$10,485	$88,816	$99,301

17.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	December 31, 2013	December 31, 2012
Trade payables	$40,204	$28,337
Salaries payable	1,150	1,721
Bonus payable	251	1,042
Vacation payable	1,529	1,046
Workers’ profit share payable	10,612	8,919
National pension payable	453	12
Payroll tax payable	549	1,436
Other payables	1,078	1,225
Current accounts payable and accrued liabilities	55,826	43,738
Long-term bonus payable	3,001	2,331
Total accounts payable and accrued liabilities	$58,827	$46,069

None of the accounts payable and accrued liabilities are interest bearing. Substantially all of the trade payables relate to mining and development and construction activities. Trade payables are normally settled within 30 days. Vacation payable is paid when requested by an employee.

The long-term bonus payable has been discounted using a period of 4 years and a discount rate of 7.95%. The long-term bonus payable is due in 2017.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

18.	INCOME TAXES

Income taxes differ from the amount that would be determined in applying the combined federal and provincial statutory income tax rate of 25% in the year ended December 31, 2013 (year ended December 31, 2012 – 25%) to loss before income taxes. The differences are a result of:

	December 31, 2013	December 31, 2012
Income before taxes	$78,666	$154,509

Income tax provision using statutory tax rates	20,464	38,317
Current tax expense:
Difference in foreign tax rates	7,236	17,105
Non-deductible items	3,647	461
Changes in losses not recognized	6,117	-
Deferred tax expense:
Foreign exchange	6,532	(3,425)
Deferred income tax related to movements of impairment of deferred assets	3,912	1,633
Income tax expense	$47,908	$54,091

Taxes payable consist of the following:

	December 31, 2013	December 31, 2012
Special mining tax	$478	$1,204
Royalty	860	483
Income tax	1,862	40,988
	$3,200	$42,675

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of an increase in the deferred tax asset. The Company has obtained legal and other independent advice in determination of its tax liability. There can be no assurance that the tax authority will concur with such determination and may assess the Company for additional taxes.

The significant components of the Company’s deferred tax assets and liabilities not recognized are as follows:

	December 31, 2013	December 31, 2012
Deferred tax assets not recognized:
Non-capital losses carried forward	$7,261	$6,053
Mineral properties	497	483
Share issue costs	2,579	1,035
Property, plant and equipment	603	10
Other	631	78
	$11,571	$7,659

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company recognized a deferred tax asset comprised of:

	December 31, 2013	December 31, 2012
Inventory	$(1,452)	$(469)
Mineral properties and development costs	(4,012)	4,314
Plant and equipment	8,705	3,605
Other	1,257	245
Net Asset	$4,498	$7,695

The Company has unrecognized non-capital losses that may be carried forward amounting to $27.7 million (December 31, 2012 - $24.0 million) that expire between 2013 and 2032.

During the year ended December 31, 2013, the following tax payments were made:

i.	Peruvian income tax instalments for 2013 of $32,119.
ii.	Peruvian income tax for 2012 of $35,244.
iii.	Special mining tax for 2013 of $1,137.
iv.	Special mining tax for 2012 of $2,443.
v.	Royalties for 2013 of $1,169.
vi.	Royalties for 2012 of $2,628.

19.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

The Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

a.	Deferred revenue is:

Balance, December 31, 2011	$29,510
Deliveries to recognize deferred revenue	(14,578)
Balance, December 31, 2012	$14,932
Cash settlement of deferred revenue	(4,630)
Deliveries to recognize deferred revenue	(2,262)
Balance, December 31, 2013	8,040
Less current portion	(8,040)
Long – term portion	$-

Under the Prepayment the Company is committed to deliver a notional amount of 1,941 ounces of gold each month until October 2014. Once the monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as follows:

Gold price per ounce	Based on $50,000	Remaining commitment
	drawdown	at December 31, 2013
$950 or lower	70,509	15,623
$950 to $1,050	67,443	14,943
$1,050 to $1,150	64,378	14,264
$1,150 to $1,250	61,312	13,585
$1,250 to $1,350	58,246	12,906
$1,350 to $1,450	55,181	12,226
$1,450 or higher	52,115	11,547

At December 31, 2013, the price of gold was $1,202 per ounce. At that price there would be 13,585 ounces to be delivered in the amount of 1,941 ounces for each month from April 2014 and including October 2014.

The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In April 2013, the Company made a one-time cash payment of $10,057 to settle 7,882 notional ounces to be delivered under the Prepayment. The price per ounce embedded in the Prepayment is lower than the price of gold when the cash payment was made. Therefore, only the price per ounce embedded in the Prepayment can be recognized as a deferred revenue fulfillment. The cash delivery of $10,057 drew down the deferred revenue balance by $4,630. The remaining $5,427 was recorded as a loss on the settlement of the Prepayment.

b.	Derivative liability consists of:

Balance, December 31, 2011	$4,559
Change in fair market value of derivative liability	(2,515)
Balance, December 31, 2012	$2,044
Change in fair market value of derivative liability	(1,310)
Balance, December 31, 2013	734
Less current portion	(734)
Long – term portion	$-

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At December 31, 2013 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 153,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

20.	DEBT

The $3,000 debt bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.25% as at December 31, 2013). The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets. Interest accrued on

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

the loan amounted to $446 at December 31, 2013 (December 31, 2012 - $258).

21.	CAPITAL MANAGEMENT

The capital of the Company consists of items included in equity and debt, net of cash and cash equivalents.

	December 31, 2013	December 31, 2012
Equity	$261,641	$227,582
Debt	3,446	3,258
	265,087	230,840
Less cash and cash equivalent	(27,077)	(38,613)
	$238,010	$192,227

The Company has no externally imposed capital requirements. The objectives of the Company’s capital risk management program are to safeguard the Company’s ability to continue as a going concern, to provide returns to shareholders, protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in equity and debt as capital and manages its capital structure by issuing treasury shares, engaging in commodity-backed transactions, the potential sales of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an on-going basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

22.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	December 31, 2013	December 31, 2012
Opening balance	$16,921	$15,685
Accretion expense	1,547	1,648
Reclamation spending	(918)	(423)
Adjustment due to timing of expenditures and change in discount rate	5,178	-
Foreign exchange	-	11
	$22,728	$16,921

The Company’s original reclamation and closure plan for the La Arena Gold Mine was filed with the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted resulted in an asset retirement obligation of $16,921 as at December 31, 2012.

A discount rate of 7.0% has been used to estimate future costs at December 31, 2013. As at December 31, 2012,

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

the rate was 10.25%. The decrease in the rate is due to a reassessment of the liability specific risk. This, combined with an adjustment of the expected timing of certain future expenditures due to a revised mine closure plan resulted in a net increase to the Asset Retirement Obligation of $5,178, and a corresponding increase to Phase I Mineral Properties (Note 16). The Asset Retirement Obligation is continuously reviewed and therefore figures are subject to change.

The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit, which at December 31, 2013 is in the amount of $8,000 (Note 14) as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $1,341 has been spent on reclamation activities.

23.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 176,767,682 were issued and outstanding at December 31, 2013 (December 31, 2012 – 175,536,962). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

The Company issued 1,230,720 common shares during the year ended December 31, 2013 upon the exercise of options and conversion of warrants as set out in (b) and (c) below.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000’s)	(C$/option)
Outstanding, December 31, 2011	10,510	$1.91
Granted	800	4.88
Exercised	(3,070)	1.39
Forfeited	(344)	1.20
Outstanding, December 31, 2012	7,896	$2.44
Granted	950	2.12
Exercised	(894)	0.34
Outstanding, December 31, 2013	7,952	2.64
Options exercisable, December 31, 2013	5,974	$2.49

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Proceeds from the exercise of options were $288 during the year ended December 31, 2013 (December 31, 2012 - $4,289).

Stock options outstanding at December 31, 2013 were:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000's)	(C$/option)	(months)	(000's)	(C$/option)	(months)
$0.25 - $0.70	641	$ 0.30	7	641	$ 0.30	7
$1.25 - $1.50	460	$ 1.50	21	460	$ 1.50	21
$1.80 - $2.39	2,405	$ 2.01	37	1,693	$ 1.96	28
$3.08 - $3.75	3,846	$ 3.15	35	2,880	$ 3.16	35
$5.25 - $5.25	600	$ 5.25	45	300	$ 5.25	45
	7,952	$ 2.64	33	5,974	$ 2.49	29

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. The assumptions used to estimate fair value of options granted during the year ended December 31, 2013 were:

Number of options	950,000
Exercise price	CAD $2.12
Expected life	3 years
Volatility	49.83%
Risk-free rate	1.28%
Fair value	$551,200

c.	Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Conversion Price
	(000’s)	(C$/warrant)
Outstanding, December 31, 2011	3,057	$1.19
Converted	(2,720)	1.09
Outstanding, December 31, 2012	337	$2.05
Converted	(337)	2.05
Outstanding, December 31, 2013	-	$-

Proceeds from the conversion of warrants were $700 for the year ended December 31, 2013 (December 31, 2012 - $2,894).

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

24.	EARNINGS PER SHARE

Earnings per share, calculated on a basic and diluted basis, are:

	For the year ended	For the year ended
	December 31, 2013	December 31, 2012
Earnings per share
Basic	$0.17	$0.58
Diluted	$0.17	$0.57

Net income available to common shareholders	$30,758	$100,418

Weighted average number of shares outstanding	December 31, 2013	December 31, 2012
Weighted average number of shares outstanding - basic	176,307,763	173,004,808
Dilutive securities:
Warrants	-	186,074
Share options	1,634,761	3,692,915
Weighted average number of shares outstanding - diluted	177,942,524	176,883,797

25.	SALES

Sales consist of the following:

	For the year ended December 31, 2013		For the year ended December 31, 2012
	$	ounces	$	ounces
Gold - cash sales	282,366	211,124	301,632	183,971
Gold - deferred revenue	2,262	3,556	14,578	20,467
Silver - cash sales	494	21,748	295	9,490
	285,122		316,505

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

26.	COST OF SALES

Cost of sales consists of the following:

	For the year ended	For the year ended
	December 31, 2013	December 31, 2012
Salaries	$20,671	$13,865
Material	54,831	27,591
Equipment	25,822	13,274
Mining services	29,529	21,443
Geology and other	18,956	27,296
Workers profit share	10,076	12,334
Total production costs	159,885	115,803
Change in inventory	(19,690)	3,108
	$140,195	$118,911

27.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise of:

	For the year ended	For the year ended
	December 31, 2013	December 31, 2012
Share-based compensation	$2,313	$4,672
Salaries and bonuses	2,493	5,093
Professional fees	726	710
Directors’ fees	452	331
Office and miscellaneous	378	318
Travel	220	264
Regulatory and transfer agent fees	209	492
Investor relations	143	185
Amortization	34	109
	$6,968	$12,174

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

28.	EXPLORATION AND EVALUATION EXPENSES

Exploration and evaluation expense, by project is:

	For the year ended	For the year ended
	December 31, 2013	December 31, 2012
La Arena exploration drilling	$3,369	$6,287
La Colorada	2,628	688
Colombian projects	(257)	1,889
Other Peruvian projects	3,479	1,676
	$9,219	$10,540

Other Peruvian projects include payments made under the Santa Barbara Resources and Duran Ventures Inc. agreements. (Note 10).

29.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investments in Duran Ventures Inc. and Santa Barbara Resources Inc.), accounts payable and accrued liabilities, due to related parties, debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, debt and due to related parties are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The following table shows the Levels within the hierarchy of financial assets and liabilities measured at fair value on a recurring basis at December 31, 2013:

As at December 31, 2013	Note	Level 1	Level 2	Level 3	Total
Financial assets
Shares of Duran	10	$93	$-	$-	$93
Shares of Santa Barbara	10	59	-	-	59
Warrants of Duran	10	-	-	1	1
Total financial assets		152	-	1	153

Derivative liability		-	-	734	734
Total financial liability	19	-	-	734	734
Net fair value		$152	$-	$(733)	$(581)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements. At December 31, 2013, the Company’s working capital of $48,150 was sufficient to meet its short-term business requirements.

The following table shows the maturity of financial obligations recorded in the Company’s financial statements:

		December 31, 2013			December 31, 2012
	Within 1 year	2 to 5 years	Over 5 years	Total	Total
Accounts payable (note 17)	$55,826	$3,001	$-	$58,827	$46,069
Deferred revenue (note 19)	8,040	-	-	8,040	3,446
Derivative liability (note 19)	734	-	-	734	2,044
Asset retirement obligation (note 22)	-	-	38,100	38,100	38,100
Debt (note 20)	3,446	-	-	3,446	3,258
	$68,046	$3,001	$38,100	$109,147	$92,917

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company’s maximum exposure to credit risk is as follows:

	December 31, 2013	December 31, 2012
Cash and cash equivalents	$27,077	$38,613
Restricted cash	4,027	2,175
Accounts receivable	30,197	28,849
	$61,301	$69,637

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities as at December 31, 2013 are denominated in United States, Canadian dollars and Peruvian Nuevo Sol set out in the following table:

	United States Dollar	Canadian Dollar	Peruvian Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$23,705	$248	$3,124	$27,077
Accounts receivable	29,570	10	617	30,197
	$53,275	$258	$3,741	$57,274
Financial liabilities
Accounts payable and accrued liabilities	(3,165)	(495)	(55,167)	(58,827)
Net financial assets (liabilities)	$50,110	$(237)	$(51,426)	$(1,553)

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate. As of December 31, 2013, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately US$24. A 10 per cent depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Nuevo Sol relative to the US dollar would have decreased net financial assets by approximately US$5,143 and a 10 per cent depreciation of the Nuevo Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s long-term debt bears interest at Libor + 6% (Note 20).

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price. A 10 per cent increase in the price of gold would result in a US$73 increase to the derivative liability and a 10 per cent decrease in the price of gold would have an equal but opposite effect.

30.	SEGMENT REPORTING

The Company has three operating segments in three geographic areas - mining, acquisition and development of mineral properties, in Latin America, the corporate office in Canada and a self-insurance company in Barbados. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

			As at December 31, 2013
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$99,301	$-	$99,301
Plant and equipment, net	68	131,326	-	131,394
Other assets	312	118,327	9,282	127,921

Total assets	$380	$348,954	$9,282	$358,616

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$3,582	$55,167	$78	$58,827
Taxes payable	-	3,200	-	3,200
Deferred revenue	8,040	-	-	8,040
Derivative liability	734	-	-	734
Debt	3,446	-	-	3,446
Asset retirement obligation	-	22,728	-	22,728

Total liabilities	$15,802	$81,095	$78	$96,975

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			As at December 31, 2012
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$80,539	$-	$80,539
Plant and equipment, net	100	116,411	-	116,511
Other assets	3,016	144,025	9,390	156,431

Total assets	$3,116	$340,975	$9,390	$353,481

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$4,204	$41,819	$46	$46,069
Taxes payable	-	42,675	-	42,675
Deferred revenue	14,932	-	-	14,932
Derivative liability	2,044	-	-	2,044
Debt	3,258	-	-	3,258
Asset retirement obligation	-	16,921	-	16,921

Total liabilities	$24,438	$101,415	$46	$125,899

			For the year ended December 31, 2013
	Corporate	Mine Operations	Insurance	Total
Sales	$-	$285,122	$-	$285,122
Cost of sales	-	(140,195)	-	(140,195)
Amortization	-	(35,759)	-	(35,759)
General and administrative expenses	(6,968)	-	-	(6,968)
Exploration and evaluation expense	(392)	(8,827)	-	(9,219)
Unrealized gain on derivative liability	1,310	-	-	1,310
Loss on settlement of Prepayment	(5,427)	-	-	(5,427)
Accretion of asset retirement obligation	-	(1,547)	-	(1,547)
Foreign exchange gain (loss)	63	(1,753)	-	(1,690)
Insurance expenses	-	-	(187)	(187)
Impairment of exploration property	-	(7,261)	-	(7,261)
Other (loss) gain	(257)	744	-	487
Provision for income taxes	-	(47,908)	-	(47,908)

Net income (loss)	$(11,671)	$42,616	$(187)	$30,758

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			For the year ended December 31, 2012
	Corporate	Mine Operations	Insurance	Total
Sales	$-	$316,505	$-	$316,505
Cost of sales	-	(118,911)	-	(118,911)
Amortization	-	(21,573)	-	(21,573)
General and administrative expenses	(12,174)	-	-	(12,174)
Exploration and evaluation expense	(1,976)	(8,564)	-	(10,540)
Unrealized gain on derivative liability	2,515	-	-	2,515
Accretion of asset retirement obligation	-	(1,648)	-	(1,648)
Foreign exchange gain	93	44	-	137
Insurance expenses	-	-	(222)	(222)
Other gain (loss)	(437)	857	-	420
Provision for income taxes	-	(54,091)	-	(54,091)

Net income (loss)	$(11,979)	$112,619	$(222)	$100,418

31.	COMMITMENTS

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments. The table below summarizes the maturity profile of the Company’s financial liabilities not previously discussed in the Liquidity Risk section of Note 29, based on contractual undiscounted payments:

		December 31, 2013			December 31, 2012

	Within 1 year	2 to 5 years	Over 5 years	Total	Total
Office leases	$343	$332	$-	$675	$738
	$343	$332	$-	$675	$738

32.	RELATED PARTY TRANSACTIONS

Amounts owing to or from related parties are non-interest bearing, unsecured and due on demand. The transactions were in the normal course of operations.

a.	The following related party balances for the years ended December 31, 2013 and 2012, are:

Included in accounts payable and accrued liabilities at the end of the period is $3,118 (December 31, 2012 - $3,008) owed to related parties. Of this amount, $3,001 is included in long term accounts payable and accrued liabilities as it relates to a long-term bonus plan.

b.

Key management are those people having the authority and responsibility for planning, directing and controlling the Company and includes the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors. Remuneration for key management is:

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

	For the year ended	For the year ended
	December 31, 2013	December 31, 2012
Salaries (i)	$1,238	$1,324
Benefits (i)	14	12
Bonuses (i)	1,338	4,399
Directors fees	486	364
Share options (ii)	992	1,731
	$4,068	$7,830

(i)	Salaries, benefits and bonuses are included in general and administrative expenses or cost of sales.

(ii)	Share options are included in administrative expenses as share-based compensation expense.

33.	SUBSEQUENT EVENTS

a.	The 2,500,000 Series A Duran Ventures Warrants held by the Company that were set to expire on March 28, 2014, were modified to a revised expiration date of December 31, 2014.

b.	The Company delivered 3,881 notional ounces to settle April and May 2014 obligations of the Gold Prepayment.

c.	The Company released an updated 43-101 Technical Report, which can be found with the Company’s filings on sedar.com.

d.	220,000 stock options were exercised, for proceeds of $59.